# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sono Group N.V., CIK 0001840416
CUSIP: N81409109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Waldmeisterstrae 93, Munich, Germany (2M), 80935
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000017018

## Reporting persons
- Cantor Fitzgerald Securities: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 99,600; sole dispositive power 0; shared dispositive power 99,600; aggregate amount beneficially owned 99,600 (7% of the class)
- CANTOR FITZGERALD & CO.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 99,600; sole dispositive power 0; shared dispositive power 99,600; aggregate amount beneficially owned 99,600 (7% of the class)
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,600; sole dispositive power 0; shared dispositive power 99,600; aggregate amount beneficially owned 99,600 (7% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 99,600; sole dispositive power 0; shared dispositive power 99,600; aggregate amount beneficially owned 99,600 (7% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 99,600; sole dispositive power 0; shared dispositive power 99,600; aggregate amount beneficially owned 99,600 (7% of the class)

## Item 1. Issuer
Name of issuer: Sono Group N.V.
Address of issuer's principal executive offices: Waldmeisterstrae 93, 80935 Munich, Germany

## Item 2. Person Filing
Name of person filing: Cantor Fitzgerald & Co., Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Brandon Lutnick (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
110 East 59th Street
New York, New York 10022
Citizenship: Cantor Fitzgerald & Co. is a general partnership formed in New York, Cantor Fitzgerald Securities is a general partnership formed in New York, Cantor Fitzgerald, L.P. is a Delaware limited partnership, CF Group Management, Inc. is a New York corporation, and Brandon Lutnick is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of September 30, 2025, the Reporting Persons may be deemed to beneficially own an aggregate of 99,600 shares of Class A Common Stock, par value $0.0001 per share ("Common Stock") of Sono Group, N.V. (the "Issuer"), representing 7.0% of the Issuer's outstanding Common Stock.

The percentage of the Common Stock held by the Reporting Persons is based on 1,424,186 shares of Common Stock outstanding as of August 1, 2025 as reported in the Issuer's Form 10-Q for the fiscal quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 19, 2025.
Percent of class: Cantor Fitzgerald & Co. ("CF&Co.") is the record holder of certain of the securities reported herein. Cantor Fitzgerald Securities ("CFS") is the direct owner of the majority of the equity interests of CF&Co. Cantor Fitzgerald, L.P. ("CFLP") is the indirect holder of a majority of the equity interests of CF&Co. and CFS. CF Group Management Inc. ("CFGM") is the managing general partner of CFLP. Brandon G. Lutnick is the Chairman and Chief Executive Officer of CFLP and CFGM and also the trustee with decision making control of trusts that hold all of the voting shares of CFGM. CFLP, CFGM, CFS and Mr. Lutnick each disclaim beneficial ownership of all securities held by CF&Co. in excess of their respective pecuniary interest, if any, and this report shall not be deemed an admission that any of them were the beneficial owners of, or had pecuniary interest in, any such excess securities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Sole power to vote or to direct the vote: -
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (02/13/2026)
- CANTOR FITZGERALD & CO.: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (02/13/2026)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chairman & Chief Executive Officer (02/13/2026)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chairman & Chief Executive Officer (02/13/2026)
- Brandon G. Lutnick: /s/ Brandon Lutnick, Brandon Lutnick (02/13/2026)
Comment: 99.1 Joint Filing Agreement, dated as of February 13, 2026, by and among the Reporting Persons